Exhibit 1

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500 Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Law 6/2023, of March 17, on Securities Markets and Investment Services Grifols, S.A. (“Grifols” or the “Company”) hereby informs about the following

OTHER RELEVANT INFORMATION

In relation to credit rating agencies updates and the news published in media, Grifols wants to highlight the following:

•	The EUR 1.6 billion net cash proceeds from the sale of a 20% equity stake in Shanghai RAAS (SRAAS) are currently deposited in a Grifols bank account.

•	These proceeds will be fully allocated to reduce the 2025 Senior Secured Notes (SSNs) and the 2027 Term Loan B (TLBs) and on a pro-rata basis, as per the Credit Agreement. Additionally, the EUR 1.0 billion Private Placement Note (PPN) has already been used to repay the 2025 Senior Unsecured Notes (SUNs).

•	Therefore, the Company will repay in full the 2025 debt maturities, leaving no additional maturities until 2027.

•	At the end of June 2024, considering the SRAAS proceeds, the leverage ratio is expected to reach 5.4x vs. 6.8x in March 2024.

•	Free Cash Flow (FCF) in Q2 2024 is expected to be positive, contributing to reach the EUR 5 million FY24 guidance, which includes EUR 480 million of extraordinary items. On the back of lower level of extraordinary items and the Cash Flow Improvement Plan, the FCF for FY25 will increase significantly.

•	Grifols continues to maintain a strong liquidity position. By the end of June, liquidity will stand at more than EUR 2.4 billion including SRAAS proceeds.

•	Grifols is a completely separate entity from Scranton, and none of Scranton's liabilities are consolidated at the Grifols group.

In Barcelona, on 27 June 2024

Núria Martín Barnés

Secretary to the Board of Directors